SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)


                    AMERICAN RETIREMENT VILLAS PROPERTIES II,
                        A CALIFORNIA LIMITED PARTNERSHIP

                            (Name of Subject Company)


                        MACKENZIE PATTERSON FULLER, INC.
                              MP VALUE FUND 6, LLC

                      (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTERESTS

                         (Title of Class of Securities)


                       (CUSIP Number of Class Securities)

                              Chip Patterson, Esq.
                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                                 (800) 854-8357

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed with the Securities and Exchange Commission (the "SEC") on August 6, 2004 by MacKenzie Patterson Fuller, Inc., a California corporation and MP Value Fund 6, LLC, as amended and supplemented by Amendment No. 1 to the Statement filed August 11, 2004, relating to the Tender Offer Statement on Schedule TO filed with the SEC by ARVP II Acquisition, L.P., a California limited partnership (the "Bidder"), Atria Senior Living Group, Inc. ("Atria") and ARV Assisted Living, Inc., a Delaware corporation ("ARV," and together with Atria and the Bidder, the "GP


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Affiliates"), as amended and supplemented by Amendment No. 1 to the Initial
Schedule TO filed by the GP Affiliates with the SEC on March 4, 2004, Amendment No. 2 to the Initial Schedule TO filed by the GP Affiliates with the SEC on March 26, 2004, Amendment No. 3 to the Initial Schedule TO filed by the GP Affiliates with the SEC on May 5, 2004, Amendment No. 4 to the Initial Schedule TO filed by the GP Affiliates with the SEC on May 11, 2004, Amendment No. 5 to the Initial Schedule TO filed by the GP Affiliates with the SEC on May 17, 2004, Amendment No. 6 to the Initial Schedule TO filed by the GP Affiliates with the SEC on June 4, 2004, Amendment No. 7 to the Initial Schedule TO filed by the GP Affiliates with the SEC on June 18, 2004, Amendment No. 8 to the Initial Schedule TO filed by the GP Affiliates with the SEC on July 12, 2004, Amendment No. 9 to the Initial Schedule TO filed by the GP Affiliates with the SEC on July 26, 2004, and Amendment No. 10 to the Initial Schedule TO filed by the GP Affiliates with the SEC on August 12, 2004 (the "Amendments", together with the Initial Schedule TO, the "Schedule TO"). ARV, which is wholly-owned by Atria, is the general partner of the Bidder.


The information set forth in the Statement filed August 6, 2004, as amended and supplemented by Amendment No. 1 to the Statement filed August 11, 2004, is incorporated by reference in this Amendment No. 2 to the Statement in Items 1, 2, 3, 5, 6, 7, 8, and 9.

Item 4. The Solicitation or Recommendation.

         (a) Solicitation or Recommendation. The Filing Persons are NO LONGER advising holders of Units ("Unitholders") to reject the Offer and not tender their Units pursuant to the Offer. The Filing Persons are sending to Unitholders a letter indicating that the Filing Persons no longer oppose the Offer and intend to tender their own Units. A copy of such letter is attached to this Statement as Exhibit (a)(2).

         (b) Reason. The Filing Persons are no longer recommending that Unitholders reject the Offer for the following reason:

   As the Filing Persons explained in their prior letter to Unitholders and in the Statement, they believe that an offer of $400 per Unit is a fair price such that the Filing Persons intend to tender their Units pursuant to the Offer. Although the Filing Persons' valuation of the Partnership is higher than the $400, a liquidation of the Partnership could take several years. Discounting the net asset value to account for the time value of money is appropriate. Based upon our experience, we estimated that it would take the Partnership several years to sell the 10 facilities it owns and distribute the proceeds, so we used a three-year period as an approximation of the time period unitholders might have to wait to receive the estimated net asset value of the Partnership's assets. Thus, the Filing Persons believe that a $400 tender offer is an acceptable tender price at this time.

   Previously, the Filing Persons indicated that they believed the net asset value of the units is approximately $494 per unit. We calculated this value as follows:

   The Filing Persons first calculated the "Estimated Net Sales Value" of the Partnership's real property investments. The Estimated Net Sales Value was determined by first determining the properties' net operating income ("NOI"). The NOI was calculated by subtracting from rental income the properties' operating expenses. This NOI was then divided by a 12.5% capitalization rate (the "Cap Rate") and the result reduced by 3% to take into account the estimated closing costs which would be incurred upon sale by the Partnership of the properties, including brokerage commissions, title costs, surveys, appraisals, legal fees and transfer taxes. The Filing Persons believe that the Cap Rate utilized is within a range of capitalization rates currently employed in the marketplace for properties of similar type, age, and quality. The Filing Persons chose the Cap Rate used (which is at the high end of what they believe is appropriate) because of the significant capital expenditures that will be required for the properties over the near term. The utilization of different capitalization rates, however, could also be appropriate. In this regard, Unitholders should be aware that the use of lower capitalization rate would result in a higher Estimated Net Sales Value. To determine the Estimated Liquidation Value of the Partnership's assets, the Purchaser added

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   to the Estimated Net Sales Value of the Partnership's properties the net current assets and subtracted the current liabilities relating to the properties, as reported in the Partnership's most recent Form 10-Q, reduced that amount by the general partner's share, and calculated the amount of the balance allocable to the Units. The resulting Estimated Liquidation Value of the Partnership's assets per was approximately $494 per Unit. Furthermore, the Filing Persons multiplied the total number of assisted living units owned or licensed by the Partnership, 921, by an estimated comparable sales value of $62,000 per unit, then made the same adjustments as above to determine the Estimated Liquidation Value of the Partnership's assets on a per unit basis, which was approximately the same value as the value arrived at under the capitalization of net income approach. The Filing Persons emphasize that this value was calculated by them solely for purposes of deciding whether to tender their Units. There can be no assurance as to the actual liquidation value of Partnership assets or as to the amount or timing of distributions of liquidation proceeds which may be received by Unit holders. There can be no assurance as to the availability or timing of any liquidation proceeds.

   The Filing Persons are not qualified as real estate appraisers and have relied solely on publicly available information in making their estimate of the value of the Partnership's assets. The Filing Persons estimated value of Partnership assets was calculated solely for purposes of valuing their own interests and cannot be relied upon as representing an amount which might actually be realized upon a liquidation of the Partnership's assets, whether now or at any time in the future. The Partnership has not announced any pending offer to purchase its assets. Accordingly, there can be no assurance as to the availability or timing of any liquidation proceeds.

   No independent person has been retained to evaluate or render any opinion with respect to the value. Other measures of the value of the Units may be relevant to Unit holders. Unit holders are urged to consider carefully all of the information contained herein and in the Schedule TO and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Schedule TO offer before deciding whether to tender Units.

         (c) Intent to Tender. The Filing Persons intend to tender pursuant to the Offer all of the Units they hold of record and own beneficially.

Item 9. Exhibits.

        Exhibit No.                  Description
        -------------  --------------------------------------------------------
        (a)(1) Letter to Limited Partners dated August 6, 2004 (incorporated by reference to the Statement filed August 6, 2004).
        (a)(2)         Letter to Limited Partners dated August 16, 2004.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated August 16, 2004

                                        MACKENZIE PATTERSON FULLER, INC.

                                             By: /s/ Chip Patterson
                                             ----------------------------
                                             Chip Patterson
                                             Vice President











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